FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

December 29, 2014

VIA EDGAR AND HAND DELIVERY

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Restoration Hardware Holdings, Inc.

Form 10-K for the Fiscal Year Ended February 1, 2014

Filed March 31, 2014

Definitive Proxy Statement on Schedule 14A

Filed May 15, 2014

Form 10-Q for the Quarterly Period Ended August 2, 2014

Filed September 11, 2014

File No. 001-35720

Dear Ms. Thompson:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated December 15, 2014 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. References herein to “we” and “our” refer to Restoration Hardware Holdings, Inc. and its consolidated subsidiaries unless otherwise noted. The Company respectfully requests confidential treatment of selected portions of this letter pursuant to Rule 83 of the Securities and Exchange Commission (the “SEC”) Rules on Information and Requests [17 C.F.R. § 200.83].

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 29, 2014

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Fiscal 2013 Compared to Fiscal 2012, page 47

Net revenues, page 47

1.	We note your response to comment 1 in our letter dated November 14, 2014. Please confirm that in future filings that you will balance your metrics disclosures with a narrative explanation of how each operating metric relates to your results of operations. To the extent you are unable to identify a relationship between your operating metric and results of operations, please clearly disclose as such. For example, if you discuss in your upcoming Form 10-K the change in your catalogs that occurred during 2013, please clearly disclose that you cannot determine the extent to which changes in your catalogs impact your revenue.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will address the Staff’s comment in future filings to the extent that the Company is able to determine where there is or is not a relationship between an operating metric and the Company’s results of operations. The Company notes that it can be difficult to determine which operating metrics over time will be the most relevant to the Company’s results of operations given the focus of the Company’s business model on high growth and numerous, concurrent and evolving business initiatives. As a result, the Company provides various operating metrics in its public filings and it periodically re-evaluates which operating metrics to use and disclose based in part on the predictive value of such operating metrics with respect to the Company’s operating results. However, where the Company can identify that a relationship between a particular operating metric and operating result exists or does not exist, the Company will endeavor to clearly disclose this relationship, or the inability to determine a relationship, in future filings.

Form 10-Q for the Quarterly Period Ended August 2, 2014

Notes to Condensed Consolidated Financial Statements, page 6

Note 13 – Commitments and Contingencies, page 12

Contingencies, page 13

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 29, 2014

2.	We note your response to comment 3 in our letter dated November 14, 2014. Please tell us in more detail why you believe investors would use adjusted net income rather than GAAP net income to assess the materiality of an item to your profitability. If you continue to believe that adjusted net income is the most appropriate profitability measure for assessing materiality, please elaborate on how you determined this reserve was not material for disclosure purposes.

Response: The Company believes that adjusted net income is a useful measure of operating performance for investors because it eliminates expenses that are not reflective of the underlying business performance. As a result, the Company believes that adjusted net income provides a better comparison of the Company’s operating performance on a consistent basis from period to period and provides a more complete understanding of factors and trends affecting the Company’s business. For these reasons, the Company believes that investors, analysts and other interested parties evaluate the Company’s business based in large part on the Company’s adjusted net income results.

Adjusted net income was particularly relevant to an assessment of the Company’s profitability for the fiscal year ended February 1, 2014 (“fiscal 2013”). In fiscal 2013, the Company recorded non-cash compensation charges of $63.2 million relating to large equity awards that were either granted at the time of the Company’s initial public offering or in connection with the reappointment of Gary Friedman as the Company’s Chairman and Chief Executive Officer, and the Company believes that these non-cash compensation charges had a significant and unrepresentative impact on the Company’s fiscal 2013 GAAP net income.

Based on the foregoing reasons, the Company does not believe that the reserve recorded for the Hernandez case for fiscal 2013 warranted separate disclosure. On an after-tax basis, the $[* *] million reserve for fiscal 2013 represents [* *]% of the Company’s adjusted net income for fiscal 2013, which the Company has concluded is not material for disclosure purposes. The Company further notes that the Hernandez reserve for fiscal 2013 represents only [* *]% of the Company’s selling, general and administrative expenses for fiscal 2013 as well as only [* *]% of the Company’s total liabilities for fiscal 2013.

*    *     *    *    *    *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

December 29, 2014

If you require additional information or have any questions about this letter, please call me at (415) 945-4573.

Very truly yours,

/s/ Karen Boone

Karen Boone

Chief Financial and Administrative Officer

* Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.